Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 22, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

         This Report on Form 6-K contains a press release issued by Vodafone Group Plc on April 17, 2003, entitled “Vodafone Completes Bond Tender Offers”.

17 April 2003

VODAFONE COMPLETES BOND TENDER OFFERS

Further to an announcement on 1 April 2003, Vodafone Group Plc (‘Vodafone’) today announces that it has completed its tender offers for the bonds listed below (the ‘Bonds’) issued by its wholly owned subsidiary Vodafone Americas Inc. (previously AirTouch Communications, Inc.). The tender offers commenced on 1 April 2003 and expired on 11 April 2003.

Vodafone purchased Bonds pursuant to the tender offers in the following principal amounts:

Description	CUSIP/ISIN No.	Principal Amount of Bonds purchased by Vodafone	Percentage of principal amount of Bonds purchased by Vodafone
U.S.$200,000,000 6.35% Notes due 2005	00949TAE0	U.S.$ 137,845,000	68.9%

U.S.$400,000,000 7.50% Notes due 2006	00949TAA8	U.S.$ 182,341,000	45.6%

U.S.$500,000,000 6.65% Notes due 2008	00949TAD2	U.S.$ 249,801,000	50.0%

DEM 400,000,000 5.5% Notes due 2008	ISIN:XS0089158066 WKN 248908	DEM 308,360,000	77.1%

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

For further information contact:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges/John West

Tel: +44 (0)20 7600 2288

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 22, 2003	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary